FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of July 2010

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated July26, 2010, announcing that Registrant will release its financial results for the second quarter 2010, on Tuesday, August 10, 2010.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant)

Dated July 28, 2010	By:	/s/ Rachel Prishkolnik
Rachel Prishkolnik
Corporate Secretary

Gilat’s Second Quarter 2010 Earnings Conference Call Scheduled for 09:30AM ET on August 10, 2010

Petah Tikva, Israel, July 26, 2010 - Gilat Satellite Networks Ltd. (Nasdaq: GILT) announced today that it will release its second quarter 2010 financial results on August 10, 2010.

Gilat will host a conference call following the earnings announcement. Details for the conference call are as follows:

Date & Time:	Tuesday, August 10, 2010, 09:30 AM ET
Dial-in number:	(888) 407-2553 within U.S.
(972) 3-918-0610 outside U.S.
Telephone replay number:	(888) 295-2634 within U.S.
(972) 3-925-5930 outside U.S.
Telephone replay availability:	from 2 hours after the conference call
until August 12, 2010, 12:00 PM ET

The quarterly presentation will be available prior to the call on the Gilat website.

A webcast of the conference call will also be available on the Gilat website and will be archived for 30 days.

About Gilat
Gilat Satellite Networks Ltd. is a leading provider of products and professional services for satellite-based broadband communications networks worldwide. Gilat was founded in 1987 and has shipped over 750,000 Very Small Aperture Terminals (VSATs) to more than 85 countries across six continents. Gilat’s headquarters is located in Petah Tikva, Israel. The Company has 16 sales and service offices worldwide. Gilat markets a full line of high-performance VSATs under the SkyEdge™ and SkyEdge II Product Family. Gilat's wholly-owned subsidiary, Spacenet Inc., is a leading provider of managed services in North America to the business and government segments. Visit Gilat at www.gilat.com.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

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Investor Relations Contact:
Tom Watts
Watts Capital Partners, LLC
Tel: +1 (212)-735-8920
twatts@wattscapital.com